UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

741929 10 3

(CUSIP Number)

Kathleen E. Shannon

Senior Vice President and Secretary

American International Group, Inc.

70 Pine Street

New York, NY 10270

Tel. No.: (212) 770-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all Exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GLOBAL SPORTS AND ENTERTAINMENT FUND, L.P. (I.R.S. NO. 52-2190010)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,860,004 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,860,004 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,860,004 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GSEF, L.P. (I.R.S. NO. 98-0210589)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,860,004 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,860,004 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,860,004 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GSEF INVESTMENTS, LTD. (I.R.S. NO. 98-0210590)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,860,004 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,860,004 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,860,004 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG CAPITAL PARTNERS, INC. (I.R.S. NO. 13-3856440)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,720,008 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 15,720,008 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,720,008 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GLOBAL EMERGING MARKETS FUND, L.L.C. (I.R.S. NO. 13-3960880)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,107,916 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,107,916 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,107,916 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GEM PARALLEL FUND, L.P. (I.R.S. NO. 52-2159897)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 752,088 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 752,088 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,088 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG CAPITAL CORPORATION (I.R.S. NO. 60-0001373)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,720,008 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 15,720,008 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,720,008 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIG GLOBAL ASSET MANAGEMENT HOLDINGS CORP. (I.R.S. NO. 13-3870953)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,720,008 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 15,720,008 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,720,008 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 741929 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AMERICAN INTERNATIONAL GROUP, INC. (I.R.S. NO. 13-2592361)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,720,008 shares of common stock, par value $0.01 per share

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,720,008 shares of common stock, par value $0.01 per share

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,720,008 shares of common stock, par value $0.01 per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) CO, HC

AMENDMENT NO. 4 TO SCHEDULE 13D

Except as otherwise provided herein, this Amendment No. 4 amends and supplements the Schedule 13D with respect to the common stock of Primus Telecommunications Group, Incorporated (the “Company”) beneficially owned by the Filers (as defined below) filed on January 10, 2003, as amended by Amendment No. 1 filed April 23, 2003, Amendment No. 2 filed on December 8, 2003 and Amendment No. 3 filed on November 19, 2007.  Except as specifically provided herein, this Amendment does not modify any of the disclosure previously reported in the initial Schedule 13D and the amendments referenced above. Capitalized terms used herein without definition have the meanings ascribed to them in the initial Schedule 13D and the amendments referenced above.

Item 1.	Security and Issuer

This Amendment No. 4 relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7901 Jones Branch Drive, Suite 900, McLean, VA 22102.

Item 3.	Source and Amount of Funds or Other Consideration

Each of the Variable Annuity Life Insurance Company (“VALIC”), AIG Annuity Insurance Company (“AIGAIC”) and SunAmerica Life Insurance Company (“SALIC”) used cash generated from the operations of thier respective companies to purchase all of their respective shares of Common Stock.

Item 4.	Purpose of Transaction
Item 4 of this schedule is hereby supplemented as follows:

On June 28, 2007, purchases of Common Stock were made by VALIC, AIGAIC and SALIC.  VALIC purchased 1,200,000 shares of Common Stock on June 28, 2007 at $ 0.915.  AIGAIC purchased 1,200,000 shares of Common Stock on June 28, 2007 at $ 0.915.  SALIC purchased 600,000 shares of Common Stock on June 28, 2007 at $ 0.915.  In connection with the trades described above, and trades previously reported, AIG may be deemed to be the beneficial owner of these shares of Common Stock and to have incurred a ‘short-swing profit’ in the amount of $ 5,571.75, based on AIG's pecuniary interest in the subject shares.  Without admitting any such liability, AIG has transmitted funds to the Issuer as payment of such amount.  In response to the foregoing, the Funds amended the New Plan on November 7, 2007 to provide that no sales may be made under the New Plan from November 7, 2007 to January 9, 2008.

Item 5.	Interest in Securities of the Issuer
(a) and (b):

The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 and is incorporated herein by reference. Such information is based upon 142,632,540 shares of Common Stock issued and outstanding as of July 31, 2007 as reported by the Issuer in its Form 10-Q for the period ended June 30, 2007 filed on August 14, 2007.

(c):

Identity of Person Effecting Transaction	Date of Transaction	Amount of Securities Purchased	Price per share	Where/How Transaction was Effected
The Variable Annuity Life Insurance Company	June 28, 2007	1,200,000	$0.915	Private Purchase
AIG Annuity Insurance Company	June 28, 2007	1,200,000	$0.915	Private Purchase
SunAmerica Life Insurance Company	June 28, 2007	600,000	$0.915	Private Purchase

American General Life Insurance Company (“AGLIC”) is the sole shareholder of VALIC; AGC Life Insurance Company (“AGCLIC”) is the sole shareholder of AIGAIC and AGLIC; American General Corporation (“AGC”) is the sole shareholder of AGCLIC; AIG Retirement Services, Inc. (“AIGRSI”) is the sole shareholder of SALIC; and American International Group, Inc. (“AIG”), a Delaware corporation having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AGC and AIGRSI.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Amendment No. 4 and the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships between any of the Filers or any of the Covered Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1.

Joint Filing Agreement by and among the Filers, dated November 7, 2007 (incorporated by reference from Exhibit 99.1 from Amendment No. 3 to the Filer’s Schedule 13D, filed with the Securities and Exchange Commission on
November 19, 2007).

2.

Purchase Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

3.

Certificate of Designation in respect of the Series C Preferred (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

4.

Governance Agreement, dated as of November 4, 2003, by and among the Issuer and each of the Lead Investors (incorporated by reference to Exhibit 99.4 to Amendment No. 2 to the Filers' 13D, filed with the Securities and Exchange Commission on December 8, 2003).

5.

Registration Rights Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

6.

Amendment No. 1 to the Registration Rights Agreement, dated as of November 21, 2003, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit 99.6 to Amendment No. 2 to the Filers' 13D, filed with the Securities and Exchange Commission on December 8, 2003).

7.

Written Plan for Trading of Securities, dated May 21, 2007, as amended on May 31, 2007 (incorporated by reference from Exhibit 99.7 to Amendment No. 3 to the Filer’s Schedule 13D, filed with the Securities and Exchange Commission on November 19, 2007).

8.	Amendment to Written Plan for Trading of Securities, dated November 7, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2007	AIG GLOBAL SPORTS AND
ENTERTAINMENT FUND, L.P.

	By:	AIG GSEF, L.P.,
its general partner

	By:	AIG GSEF Investments, Ltd.,
its general partner

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title:	Director

Date: November 19, 2007	AIG GSEF, L.P.

	By:	AIG GSEF Investments, Ltd.,
its general partner

	By:	/s/ David K. Yeung
Name: David K. Yeung
Title: Director

Date: November 19, 2007	AIG GSEF INVESTMENTS, LTD.

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title:	Director

Date: November 19, 2007	AIG CAPITAL PARTNERS, INC.

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title:	President and Chief
Executive Officer

Date: November 19, 2007	AIG GLOBAL EMERGING MARKETS
FUND, L.L.C.

	By:	AIG CAPITAL PARTNERS, INC.

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title:	President and Chief
Executive Officer

Date: November 19, 2007	GEM PARALLEL FUND, L.P.

	By:	AIG CAPITAL PARTNERS, INC.

	By:	/s/ David K. Yeung
	Name:	David K. Yeung
	Title:	President and Chief
Executive Officer

Date: November 19, 2007	AIG GLOBAL ASSET MANAGEMENT
HOLDINGS CORP.

	By:	/s/ Elizabeth Tuck
	Name:	Elizabeth Tuck
	Title:	Secretary

Date: November 19, 2007	AIG CAPITAL CORPORATION

	By:	/s/ Kathleen E. Shannon
	Name:	Kathleen E. Shannon
	Title:	Secretary

Date: November 19, 2007	AMERICAN INTERNATIONAL GROUP,
INC.

	By:	/s/ Kathleen E. Shannon
	Name:	Kathleen E. Shannon
	Title:	Senior Vice President
and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1

Joint Filing Agreement by and among the Filers, dated November 7, 2007 (incorporated by reference from Exhibit 99.1 from Amendment No. 3 to the Filer’s Schedule 13D, filed with the Securities and Exchange Commission on November 19, 2007).

99.2

Purchase Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference from Exhibit 99.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

99.3

Certificate of Designation in respect of the Series C Preferred (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

99.4

Governance Agreement, dated as of November 4, 2003, by and among the Issuer and each of the Lead Investors (incorporated by reference from Exhibit 99.4 to Amendment No. 2 to the Filers’ Schedule 13D, filed with the Securities and Exchange Commission on December 8, 2003).

99.5

Registration Rights Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2003).

99.6

Amendment No. 1 to the Registration Rights Agreement, dated as of November 21, 2003, by and among the Issuer and each of the Investors (incorporated by reference from Exhibit 99.6 to Amendment No. 2 to the Filers’ Schedule 13D, filed with the Securities and Exchange Commission on December 8, 2003).

99.7

Written Plan for Trading of Securities, dated May 21, 2007 and amended on May 31, 2007 (incorporated by reference from Exhibit 99.7 to Amendment No. 3 to the Filer’s Schedule 13D, filed with the Securities and Exchange Commission on November 19, 2007).

99.8	Amendment to Written Plan for Trading of Securities, dated November 7, 2007.